

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2009

By U.S. mail and facsimile to (203) 573-2686

Mr. Stephen C. Forsyth, Executive Vice President and Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, CT 06749

      RE: Chemtura Corporation
              Form 10-K for the year ended December 31, 2008
              File No. 1-15339

Dear Mr. Forsyth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Branch Chief